SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. 6)

AMERICAN POWER GROUP CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

395379 30 8

(CUSIP Number)

Spring Mountain Capital, LP

650 Madison Avenue, 20th Floor

New York, NY 10022

Tel.: (212) 292-8300

Copy to:

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP

711 Third Avenue, New York, New York 10017

Tel.: (212) 907-7300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 19, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ¨NOT APPLICABLE

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed on behalf of SMC Select Co-Investment Fund I, LP, SMC Reserve Fund II, LP, SMC Reserve Fund II Offshore, LP, SMC Employees Partnership, SMC Select Co-Investment I GP, LLC, SMC Private Equity Holdings G.P., LLC, SMC Private Equity Holdings, LP, Spring Mountain Capital G.P., LLC, Spring Mountain Capital, LP, Spring Mountain Capital, LLC and Messrs. John L. Steffens and Gregory P. Ho and amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2012, as amended by Amendment No. 1 thereto, as filed with the SEC on April 12, 2013, and by Amendment No. 2 thereto, as filed with the SEC on January 8, 2015, as amended by Amendment No. 3 thereto, as filed with the SEC on September 4, 2015, and as amended by Amendment No. 4 thereto, as filed with the SEC on November 2, 2015, and as amended by Amendment No. 5 thereto, as filed with the SEC on January 27, 2016 (as amended, the “Schedule 13D”), with respect to shares of common stock, par value $0.01 per share (“Common Stock”) of American Power Group Corporation (the “Company”).

Unless otherwise indicated in this Amendment No. 6, each capitalized term used but not otherwise defined in this Amendment No. 6 shall have the meaning assigned to such term in the Schedule 13D.

The Agreement among the Reporting Persons to file jointly is attached as Exhibit 1 to the Schedule 13D. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being beneficially owned by it.  The filing of this Amendment No. 6 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

ITEM 5.

INTERESTS IN SECURITIES OF THE ISSUER

The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

e)

On December 19, 2017, the Reporting Persons sold in a private transaction a sufficient number of securities so that the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock. The filing of this Amendment No. 6 represents the final amendment to the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement on Schedule 13D is true, complete and correct.

Date: December 22, 2017	By:	/s/ John L. Steffens
John L. Steffens

Date: December 22, 2017	By:	/s/ Gregory P. Ho
Gregory P. Ho

Date: December 22, 2017	SMC SELECT CO-INVESTMENT FUND I, LP

	By:	SMC Select Co-Investment I GP, LLC, General Partner

	By:	Spring Mountain Capital G.P., LLC, Member

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: December 22, 2017	SMC RESERVE FUND II, LP

	By:	Spring Mountain Capital G.P., LLC, General Partner

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: December 22, 2017	SMC RESERVE FUND II OFFSHORE, LP

	By:	Spring Mountain Capital G.P., LLC, General Partner

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: December 22, 2017	SMC EMPLOYEE PARTNERSHIP

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Authorized Signatory

Date: December 22, 2017	SMC SELECT CO-INVESTMENT I GP, LLC

	By:	Spring Mountain Capital G.P., LLC, Member

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: December 22, 2017	SMC PRIVATE EQUITY HOLDINGS G.P., LLC

	By:	Spring Mountain Capital G.P., LLC, its managing member

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: December 22, 2017	SMC PRIVATE EQUITY HOLDINGS, LP

	By:	SMC Private Equity Holdings G.P., LLC, its general partner

	By:	Spring Mountain Capital G.P., LLC, its managing member

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

Date: December 22, 2017	SPRING MOUNTAIN CAPITAL G.P., LLC

	By:	/s/ Gregory P. Ho
Gregory P. Ho, Managing Member

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